September 15, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:     Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Amendment No. 5 to Preliminary Information Statement on Schedule 14C
File No. 000-52634
Filed August 31, 2010

Ladies and Gentlemen:

We are in receipt of the comment of the staff of the Securities and Exchange Commission (the “Commission”) to the Preliminary Information Statement on Schedule 14C of Florham Consulting Corp. (the “Company”) pursuant to a conversation that took place today between the staff and Eric A. Pinero, Esq. of Hodgson Russ LLP, corporate and securities counsel to the Company, and have set forth below the Company’s response.

General

1.	Comment:

We note your disclosure on pages 25, 26, and 29 of the Schedule 14C which states “[a]s the shareholder consents by Kinder and Sanjo approving the 2009 Plan were only obtained from affiliates of the Company and the executive officers and directors of the Company, such consents did not constitute a solicitation, and therefore the Company is entitled to mail to its shareholders this statement.” Please revise this disclosure to state that this does not constitute a solicitation on behalf of the Company.

Response:

The Company will revise the subject disclosure on pages 25, 26, and 29 of the Schedule 14C to state that Kinder and Sanjo proposed to execute, and on May 19, 2010 entered into, shareholder consents approving the Name Change, Share Capital Increase and 2009 Plan and such consents did not constitute a solicitation on behalf of the Company.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:       Stacie Gorman